File number 82-524

RECEIVED

2005 OCT 26 P 3:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

Securities and Exchange Co[redacted]
Office of International Corpc
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

05012079

11 October 2005

82-34640

SUPPL

Dear Sir

Friends Provident plc - File number ~~82-524~~

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

28 Sept 2005	Doc re Interim Results
29 Sept 2005	Doc re Interim Results
4 Oct 2005	Draft new tax legislation
4 Oct 2005	Treasury Shares and Director/PDMR Shareholding
10 Oct 2005	Director/PDMR Shareholding

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

PROCESSED

OCT 27 2005

THOMSON FINANCIAL

dlw 10/27

Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Doc re Interim Results
Released	16:40 28-Sep-05
Number	PRNUK-2809

Friends Provident plc

Interim Report for the six months to 30 June 2005

Further to the Interim Announcement on 13 September 2005, copies of the Interim Report containing the half year results, financial statements and auditors review report are available for inspection at the UK Listing Authority's Document Viewing facility located at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Telephone 020 7676 1000

The Interim Report is also available on the Company's website at www.friendprovident.co.uk

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Doc re Interim Results
Released	10:19 29-Sep-05
Number	PRNUK-2909

Friends Provident plc

Interim Report for the six months to 30 June 2005

Further to the announcement of 28 September 2005 regarding the delivery of copies of the 2005 Interim Report to the UK Listing Authority's Document Viewing facility located at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, please note that the full Friends Provident web address for viewing the copy is www.friendsprovident.com/reports.

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Draft new tax legislation
Released	09:37 04-Oct-05
Number	PRNUK-0410

4 October 2005

Friends Provident plc

DRAFT NEW TAX LEGISLATION - NO EXPECTED IMPACT

Following the publication by the HM Revenue & Customs (HMRC) of draft legislation affecting Life Companies for accounting periods ending after 29 September 2005, the proposed changes are not expected to increase the Friends Provident Group tax charge on an Achieved Profit or IFRS basis.

There is, therefore, not expected to be any impact on the Group's profits or embedded value as a consequence of these draft proposals.

Not withstanding the fact that there is no expected impact on Friends Provident, we are disappointed with the way this draft legislation was introduced without consultation. Such an approach undermines the basis upon which the HMRC and the industry should work together to promote fairness in the taxation system.

We fully support the lobbying by the insurance industry for consultation.

Ends

For further information, please contact:

Nick Boakes	Friends Provident plc	0845 641 7814
Di Skidmore	Friends Provident plc	0845 641 7833
Rupert Younger/ Simon Moyse	Finsbury Limited	020 7251 3801

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Shares and Director/PDMR Shareholding
Released	16:06 04-Oct-05
Number	PRNUK-0410

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

4 October 2005

Friends Provident plc announces the transfer of 1,720,857 treasury shares from the Treasury Shares Account to participants of the Friends Provident plc ShareSave Scheme on 3 October 2005 following the maturity of 2002 three year grant (the 'Scheme').

As a result of the maturity of the Scheme, M A Hampton, as a person discharging managerial responsibility, has acquired 8,815 shares through the Scheme. Following the exercise, Mr Hampton now beneficially holds 12,739 shares.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 41,045,289 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	10:27 10-Oct-05
Number	PRNUK-1010

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

10 October 2005

Friends Provident plc announces the transfer of 18,577 treasury shares to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.858 per share on 7 October 2005 to satisfy its obligation to issue shares to SIP participants in September 2005. The Company has received notification from the following persons discharging managerial responsibilities, including the executive directors of the Company, that of the 18,577 shares acquired by the Trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

Name	Shares Purchased on 7 October 2005	Shares beneficially held following purchase
A R G Gunn	67	38,638
K Satchell	67	31,833

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	Shares Purchased on 7 October 2005	Shares beneficially held following purchase
S J Clamp	67	3,140
G Harvey	67	3,580
A P Jackson	67	6,876
J R McIver	67	7,364
J Stevens	67	9,175
P T Tunnicliffe	67	8,315
R Sepe	67	4,820

Executive directors of Friends Provident participating in SIP, together with other participants, are to be regarded as interested in the 18,577 shares held by the trustees of SIP and are therefore regarded for Companies Act purposes as being interested in Friends Provident's ordinary shares held by the trustees.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 41,026,712

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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